Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)      Potomac Capital Partners LP, a private investment partnership formed under the laws of the State of Delaware. Potomac Capital Management LLC
         is the General Partner of Potomac Capital Partners LP. Mr. Paul J.
         Solit is the Managing Member of Potomac Capital Management LLC.

(2)      Potomac Capital Partners II, LP, a private investment partnership formed under the laws of the State of Delaware. Potomac Capital
         Management II, LLC is the General Partner of Potomac Capital Partners
         II, LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital
         Management II LLC.